Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

October 13, 2017

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Pamela A. Long
Assistant Director
Office of Manufacturing and Construction

Re:	AP Gaming Holdco, Inc.
Amendment 2 to Draft Registration Statement on Form S-1
Submitted September 8, 2017
CIK No. 1593548

Dear Ms. Long:

On behalf of AP Gaming Holdco, Inc., a Delaware corporation (the “Company”), we confidentially submit in electronic form for filing the accompanying Amendment No. 3 (“Amendment No. 3”) to the Draft Registration Statement on Form S–1 of the Company (the “Registration Statement”), together with Exhibits, marked to indicate changes from Amendment No. 2 to the Registration Statement submitted with the Securities and Exchange Commission (the “Commission”) on September 8, 2017.

Amendment No. 3 reflects the responses of the Company to comments received in a letter from the Staff of the Commission (the “Staff”), dated September 21, 2017 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 3. For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto. References in the responses to page numbers are to the marked version of Amendment No. 3 and to the prospectus included therein (the “Prospectus”).

Pamela A. Long

Securities and Exchange Commission

Division of Corporation Finance

October 13, 2017

The Company has asked us to convey the following as its responses to the Staff:

Prospectus Summary, page 1

Company and Product Overview, page 1

1.	We note your response to comment 1 of our letter dated May 11, 2017, and we reissue the comment. We are again unable to locate disclosure responsive to our comment. In addition to the examples previously cited, please discuss your anticipated status as a controlled company and the implications thereof. Please understand you will be required to provide in your Summary section meaningful disclosure of and equal prominence to the risks and challenges you face prior to effectiveness. See Instruction to Item 503(a) of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 3, 9 and 11 of Amendment No. 3.

Risk Factors, page 19

2.	Please include an independent risk factor disclosing that your certificate of incorporation will include a provision that you renounce any corporate opportunity in which Apollo, its members or directors or its affiliates may seek to participate, even if it is an opportunity which you may otherwise have pursued.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 41 of Amendment No. 3.

3.	Please include an independent risk factor addressing the risks to investors raised by the forum selection clause, disclosed on page 145, that you intend to include in your certificate of incorporation.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 41 - 42 of Amendment No. 3.

Selected Historical Consolidated Financial and Other Data, page 53

4.	We note from your response to comment 4 of our letter dated August 8, 2017, that you now intend to use proceeds from this offering to repay the PIK Notes in full. Please provide pro forma financial information that complies with the guidance in Article 11-02 of Regulation S-X for the repayment of debt with the proceeds from the initial public offering.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment to include columns for pro forma financial information and a footnote that describes the reduction in interest expense which is substantially consistent with the requirements of Article 11 of S-X that will be provided when more information is known regarding the planned transactions. Please see pages 50 - 51 of Amendment No. 3.

Pamela A. Long

Securities and Exchange Commission

Division of Corporation Finance

October 13, 2017

2. Summary of Significant Accounting Policies, page F-74

Revenue Recognition, page F-74

5.	We note your response to comment 11 of our letter dated August 8, 2017. Specifically, we note your conclusion during due diligence and subsequent to the acquisition, that Cadillac Jack’s gaming arrangements fall within the scope of ASC 840, which would require revenue to be recognized under ASC 840 rather than ASC 605-10-S99. Please revise your financial statements to recognizing revenue for these arrangements in accordance with ASC 840. In this regard, ASC 605-10-S99 specifically states, “[i]f a transaction is within the scope of specific authoritative literature that provides revenue recognition guidance, that literature should be applied.” Please address the need to provide the disclosures in ASC 250 for the correction of an error related to the correction of the gaming operations revenue recognition policy under ASC 840 rather than ASC 605-10-S99.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages F-75 and F-98 of Amendment No. 3. The Company respectfully advises the Staff that it has revised the disclosures in Cadillac Jack’s financial statements to explain why the rental of gaming devices, game content and the related systems are accounted for as operating leases and are subject to the operating lease guidance. The revised disclosure incorporates language that is similar to that used in financial statements for AP Gaming Holdco, Inc. The Company considered the requirements of ASC 250 for the correction of an error, and determined that the revisions do not represent the correction of an error as there were no disclosures required under ASC 840 and material to Cadillac Jack’s financial statements that were omitted.

Note 5. Long-Term Debt, page F-14

6.	We note that you entered into a First Lien Credit Facilities on June 6, 2017, with the majority of the proceeds used to terminate the Senior Secured Credit Facilities. Please provide us with your detailed analysis of the guidance in ASC 470-50 in determining your accounting for the new and terminated credit facilities, including how you determined the amount of costs to defer and amortize over the life of the new credit facilities versus the amount to expense.

Pamela A. Long

Securities and Exchange Commission

Division of Corporation Finance

October 13, 2017

The Company acknowledges the Staff’s comment and has attached the relevant sections of its contemporaneous internal memorandum as Exhibit A hereto that evaluates the guidance in ASC 470-50 and documents the Company’s analysis and conclusions with regard to its determination of the amount of costs to defer versus the amount to expense.

*         *         *

Pamela A. Long

Securities and Exchange Commission

Division of Corporation Finance

October 13, 2017

If you have any questions regarding Amendment No. 3 or the responses contained in this letter, please do not hesitate to contact the undersigned at (212) 373-3055.

Sincerely,

/s/ Monica K. Thurmond
Monica K. Thurmond

cc:	Chris Kaoutzanis
Paul, Weiss, Rifkind, Wharton & Garrison LLP

Victor J. Gallo
AP Gaming Holdco, Inc.

Kimo Akiona
AP Gaming Holdco, Inc.

Exhibit A

Purpose

The purpose of this memo is to summarize the fact and circumstances and the related accounting considerations related to the refinancing of the Company’s debt instruments in and around May and June 2017.

Background

On June 6, 2017 (the “Closing Date”), AP Gaming I, LLC (the “Borrower”), a wholly owned indirect subsidiary of AP Gaming Holdco, Inc. (the “Company”), entered into a first lien credit agreement, providing for $450.0 million in term loans and a $30.0 million revolving credit facility (the “First Lien Credit Facilities”). The proceeds of the term loans were used primarily to repay the Existing Credit Facilities (as defined below), the AGS Seller Notes (as defined below) and the Amaya Seller Note (as defined below), to pay for the fees and expenses incurred in connection with the foregoing and otherwise for general corporate purposes.

The term loans will mature on February 15, 2024, and the revolving credit facility will mature on June 6, 2022. Starting with the first full quarter after the Closing Date, the term loans require scheduled quarterly payments in amounts equal to 0.25% of the original aggregate principal amount of the term loans, with the balance due at maturity. Borrowings under the term loans bear interest at a rate equal to, at the Borrower’s option, either LIBOR or the base rate, subject to an interest rate floor plus an applicable margin rate. Borrowings under the revolving credit facility bear interest at a rate equal to, at the Borrower’s option, either LIBOR or the base rate plus an applicable margin rate. In addition, on a quarterly basis, the Borrower is required to pay each lender under the revolving credit facility a commitment fee in respect of any unused commitments thereunder at a rate of 0.50% per annum.

The First Lien Credit Facilities are guaranteed by AP Gaming Holdings, LLC, the Borrower’s material, wholly owned domestic subsidiaries (subject to certain exceptions), and are secured by a pledge by AP Gaming Holdings, LLC of the Borrower’s equity interest directly held by AP Gaming Holdings, LLC and a pledge of substantially all of the existing and future property and assets of the Borrower and the subsidiary guarantors, subject to certain exceptions. The First Lien Credit Facilities require that the Borrower maintain a maximum net first lien leverage ratio set at a maximum of 6.0 to 1.0. The First Lien Credit Facilities contain limitations on additional indebtedness, guarantees, incurrence of liens, investments and distributions, as defined. The First Lien Credit Facilities also contain customary events of default included in similar financing transactions, including, among others, failure to make payments when due, default under other material indebtedness, breach of covenants, breach of representations and warranties, involuntary or voluntary bankruptcy, and material judgments.

On May 30, 2017, the Company entered into an amended and restated note purchase agreement (the “A&R Note Purchase Agreement”) with AP Gaming Holdings, LLC, as subsidiary guarantor (the “Subsidiary Guarantor”), Deutsche Bank AG, London Branch, as holder (the “Holder”), and Deutsche Bank Trust Company Americas, as collateral agent, which amended and restated the note purchase agreement, dated as of May 29, 2015.

The A&R Note Purchase Agreement governs the Company’s previously issued 11.25% senior secured PIK notes (the “Notes”), $115.0 million of which had been issued to the Holder at an issue price of 97% of the principal amount thereof to the Holder in a private placement exempt from registration under the Securities Act of 1933, as amended. At December 31, 2016, the Notes totaled $133.3 million, which includes capitalized interest of $21.8 million. The A&R Note Purchase Agreement extends the maturity of the Notes to May 28, 2024 and modifies the terms of the Notes to, among other things, account for the repayment of the AGS Seller Notes and the Amaya Seller Note.

The Notes remain secured by the Company’s equity in its subsidiary AP Gaming, Inc., subject to certain limitations including those imposed by gaming laws, and are unconditionally guaranteed by the Subsidiary Guarantor. Interest on the Notes continues to accrue at a rate of 11.25% per annum. The Company may elect to pay interest due on the Notes in cash, by increasing the principal of the outstanding Notes or by issuing new Notes (“PIK interest”) for the entire amount of the interest payment or by paying interest partially in cash and partially in PIK interest. Interest on the Notes accrues from the date of issuance and is payable on the dates described in more detail in the A&R Note Purchase Agreement.

The Notes contain limitations on additional indebtedness, guarantees, incurrence of liens, investments and distributions, as defined, some of which were modified in the A&R Note Purchase Agreement. The Notes also contain customary events of default included in similar transactions, including, among others, failure to make payments when due, acceleration of other material indebtedness, breach of covenants, breach of representations and warranties, involuntary or voluntary bankruptcy, and material judgments.

On the Closing Date, the Borrower terminated its senior secured credit facilities (the “Existing Credit Facilities”), dated as of December 20, 2013 (as amended as of May 29, 2015 and as of June 1, 2015 and as amended, restated, supplemented or otherwise modified prior to the Closing Date), by and among the Borrower, the lenders party thereto from time to time and Citicorp North America, Inc., as administrative agent. In connection with the termination, the Borrower repaid all of the outstanding obligations in respect of principal, interest and fees under the Existing Credit Facilities.

On the Closing Date, AP Gaming, Inc., a wholly owned subsidiary of the Company terminated two promissory notes issued by AP Gaming, Inc. to AGS Holdings, LLC, in the initial principal amounts of $2.195 million and $3.336 million, respectively (the “AGS Seller Notes”). The AGS Seller Notes had been issued to the previous owners of the Company’s primary operating company. In connection with the termination, the Company caused the repayment of all of the outstanding obligations in respect of principal and interest under the AGS Seller Notes.

On the Closing Date, the Company terminated a promissory note issued by the Company to Amaya Inc. (the “Amaya Seller Note”) with an initial principal amount of $12.0 million. The Amaya Seller Note had been issued to satisfy the conditions set forth in the stock purchase agreement for Amaya Americas Corporation (“Cadillac Jack”). In connection with the termination, the Company repaid all outstanding obligations in respect of principal and interest under the Amaya Seller Note.

Issues and Analysis

How The transaction involving the First Lien Credit Facilities involved a loan syndicate. How should the Company analyze the transaction given these facts?

The PwC guide, Financing transactions: debt, equity and the instruments in between, states that in a loan syndication, “each lender has a separate loan with the borrower” and that the borrower should analyze the transaction separately for each lender in the syndication. “The accounting for each lender in a term loan syndicate can be different; one lender’s loan may be considered modified, while another’s may be considered extinguished.”

Should the transactions be accounted for as extinguishments or modifications?

ASC 470-50-40 paragraphs 6 and 10 state in part:

40-6 An exchange of debt instruments with substantially different terms is a debt extinguishment and shall be accounted for in accordance with paragraph 405-20-40-1. A debtor could achieve the same economic effect as an exchange of a debt instrument by making a substantial modification of terms of an existing debt instrument. Accordingly, a substantial modification of terms shall be accounted for like an extinguishment.

40-10 From the debtor’s perspective, an exchange of debt instruments between or a modification of a debt instrument by a debtor and a creditor in a nontroubled debt situation is deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. If the terms of a debt instrument are changed or modified and the cash flow effect on a present value basis is less than 10 percent, the debt instruments are not considered to be substantially different…

We also noted that ASC 470-50-40 paragraph 12 provides guidance on the 10 percent test as follows (emphasis added to relevant sections):

40-12 The following guidance shall be used to calculate the present value of the cash flows for purposes of applying the 10 percent cash flow test described in paragraph 470-50-40-10:

a)	The cash flows of the new debt instrument include all cash flows specified by the terms of the new debt instrument plus any amounts paid by the debtor to the creditor less any amounts received by the debtor from the creditor as part of the exchange or modification.

b)	If the original debt instrument or the new debt instrument has a floating interest rate, then the variable rate in effect at the date of the exchange or modification shall be used to calculate the cash flows of the variable-rate instrument.

c)	If either the new debt instrument or the original debt instrument is callable or puttable, then separate cash flow analyses shall be performed assuming exercise and nonexercise of the call or put. The cash flow assumptions that generate the smaller change would be the basis for determining whether the 10 percent threshold is met.

d)	If the debt instruments contain contingent payment terms or unusual interest rate terms, judgment shall be used to determine the appropriate cash flows.

e)	The discount rate to be used to calculate the present value of the cash flows is the effective interest rate, for accounting purposes, of the original debt instrument.

f)	If within a year of the current transaction the debt has been exchanged or modified without being deemed to be substantially different, then the debt terms that existed a year ago shall be used to determine whether the current exchange or modification is substantially different.

g)	The change in the fair value of an embedded conversion option resulting from an exchange of debt instruments or a modification in the terms of an existing debt instrument shall not be included in the 10 percent cash flow test. Rather, a separate test shall be performed by comparing the change in the fair value of the embedded conversion option to the carrying amount of the original debt instrument immediately before the modification, as specified in paragraph 470-50-40-10(a)

We noted in the guidance above that each loan party should be analyzed separately and we calculated for each continuing lender in the loan syndication whether the transaction resulted in “substantially different” terms.

We also noted that pursuant to subparagraph c of 40-12 above it is appropriate to calculate the 10 percent test assuming that the call option (the company has the ability to pre-pay the debt at any time) is exercised immediately. We performed this calculation and included the 1% pre-payment penalty that is included in the First Lien Credit Facilities. We noted that since the cash flow was less than 10 percent in the pre-payment scenario for all but one lender, the restructuring was considered a modification. For the one lender, Birch Grove Capital, with a greater than 10 percent outcome, we performed the test assuming no pre-payment. The result of the additional test was also greater than 10 percent and therefore the transaction for that lender was considered an extinguishment.

How should third-party costs and lender fees be treated in the transactions?

The PwC guide, Financing transactions: debt, equity and the instruments in between, summarizes the accounting for transactions in either a modification or extinguishment scenario. The following figure from the guide summarizes the accounting guidance from ASC 470-50-40 paragraphs 17 and 18.

Figure 3-4

Accounting for a debt modification and debt extinguishment

Type of transaction	Debt		New fees paid to, or received from, existing lender	News fees paid to third parties

Modification	☐	No gain or loss is recorded	Capitalize and amortize as part of the effective yield	Expense
	☐	A new effective interest rate is established based on the carrying value of the debt and the revised cash flows

Extinguishment	☐	The old debt is derecognized and the new debt is recorded at fair value	Expense	Capitalize and amortize as a debt issuance cost

We summarized the third-party fees and lender fees paid in the transaction and followed the guidance noted above for each lender separately. The Company capitalized $1.125 million of lender fees, capitalized $2.6 million of third-party fees associated with extinguishment and new lenders, expensed $4.8 million of third-party fees associated with modifications, and expensed $3.2 million of previously deferred costs associated with lenders that exited the term loan syndicate or that were extinguishments.

How should third-party costs and lender fees be treated that are related to the revolving line of credit?

ASC 470-50-40-21 states in part the following:

40-21 Modifications to or exchanges of line-of-credit or revolving-debt arrangements resulting in either a new line-of-credit or revolving-debt arrangement or resulting in a traditional term-debt arrangement shall be evaluated in the following manner:

a.	The debtor shall compare the product of the remaining term and the maximum available credit of the old arrangement (this product is referred to as the borrowing capacity) with the borrowing capacity of the new arrangement
b.	If the borrowing capacity of the new arrangement is greater than or equal to the borrowing capacity of the old arrangement, then any unamortized deferred costs, any fees paid to the creditor, and any third-party costs incurred shall be associated with the new arrangement (that is, deferred and amortized over the term of the new arrangement).

We summarized the third-party fees and lender fees paid in the transaction and followed the guidance noted above for each lender separately. The Company expensed $0.1 million of previously deferred costs associated with lenders that exited the revolver and capitalized $0.7 fees paid to existing creditors and third-party costs as the borrowing capacity was increased for each remaining lender.

Conclusion

The Company followed the guidance noted above for each debt transaction and appropriately capitalized or expensed the fees associated with each transaction.